July 11, 2005


By facsimile to (518) 487-7777 and U.S. Mail


Mr. Benjamin A. Shepherd
Vice President - Finance and Chief Financial Officer, Vice
President
- Corporate Development, and Secretary
Lincoln Logs Ltd.
5 Riverside Drive
Chestertown, NY 12817

RE:	Lincoln Logs Ltd.
	Revised Preliminary Information Statement on Schedule 14C
	Amendment 1 to Transaction Statement on Schedule 13E-3
	Filed June 24, 2005
	File Nos. 0-12172 and 5-37488

Dear Mr. Shepherd:

	We reviewed the filings and have the comments below.

Pre14C

1. We note your response to comment 1 and continue to understand that securityholders affiliated with the company and holding approximately
82% of your outstanding shares have indicated their intention to vote in favor of the reverse stock split. How are these affiliated securityholders voting? Why are they not being solicited by this public filing given the definition of solicitation found in Rule 14a-
1(l)(1)(iii)?  Note in this respect that the filing of Schedule
14C
is a solicitation within the meaning of Rule 14a-1(l) even if you believe the vote approving the reverse stock split assured. We believe Lincoln Logs is engaged in a solicitation within the meaning of Rule 14a-1(l) of Regulation 14A and should be filing under cover of Schedule 14A and not Schedule 14C.


Notice to Shareholders
2. We note your statement that you are not requesting proxies from your securityholders but that the attendance and participation of those security holders at the special meeting are welcome. Advise us, with a view toward revised disclosure, of the meaning of "participation" as used in this context. On a related matter, advise us how unaffiliated securityholders are expected to participate in the special meeting when no ballot or means to participate are provided.
3. We note your response to comment 5 and the corresponding amended disclosure. Please clarify how the market makers to which you referred will make a market.

What Are the Federal Income Tax Consequences of the Reverse Split
Transaction for Shareholders?, page 4

4. Revise the disclosure here to conform to that in the second paragraph on page 47 by changing the words "should not" in the second sentence to the words "will not."

Procedural Fairness, page 15

5. We note your response to comment 12. It appears that the filing persons approved the reverse stock split notwithstanding the lack of procedural fairness as measured by Items1014(c)-(f) of Regulation M-
A. If true, please expressly acknowledge that the procedural fairness determination was made in the absence of those factors. See
Q&A No. 21 in Exchange Act Release 17719 (April 13, 1981).

Opinion of Value, page 18

6. Refer to prior comment 14. Explain briefly the nature and purpose of the valuation services provided by Empire Valuation
Consultants,
LLC or Empire during 2003 and 2004.

Summary of the Opinion of Value, page 19
7. We reissue comment 19. Please disclose in the information statement the fiscal year 2006 projections provided to Empire.
8. We note that at the end of the third paragraph of this section you deleted disclosure that stated that Empire relied on management representations regarding changes in the company`s financial position and outlook. Please advise us why this disclosure was deleted.

Summary Historical Financial Information, page 35
Summary Unaudited Pro Forma Financial Information, page 36
9. Please provide the ratio of earnings to fixed charges as required by Item 1010(b)(2) and (c)(4) of Regulation M-A.

Legal Proceedings, page 44

10. Indicate whether a date for the arbitration has been set.
Also
summarize briefly the representations and warranties allegedly breached by the Harts.

Dissenters` Appraisal Rights, page 48
11. Given that unaffiliated securityholders are not being provided the means to "participate" in the special meeting, please clarify your reference to securityholders from whom a "written objection" is not required by expressly identifying that constituency of securityholders. Does the fact that unaffiliated securityholders will not receive a ballot or other form of authorization mean that all unaffiliated securityholders will receive the written notice of authorization necessary to exercise their appraisal rights?

Closing

	File a revised Pre14C and an amendment to the 13E-3 in response to these comments. To expedite our review, you may wish to provide us three marked courtesy copies of the filings. Include with the filings a cover letter tagged as correspondence that keys the responses to the comments and any supplemental information requested.
If you think that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the filings, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosures in the filings reviewed by us to make certain that they have provided all information that investors require for an informed decision. Since Lincoln Logs and its management are in possession of all facts relating to the disclosures in the filings, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      When responding to our comments, provide a written statement from Lincoln Logs acknowledging that:

* Lincoln Logs is responsible for the adequacy and accuracy of the disclosures in the filings.

* Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filings.

* Lincoln Logs may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that you provide us in our review of the filings or in response to our comments on the filings.

      You may direct questions on comments and other disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at
(202) 551-3767.

Very truly yours,





Jennifer R. Hardy

Legal
Branch Chief

cc:	Leslie M. Apple, Esq.
	Patricia A. Franchini, Esq.
	Whiteman Osterman & Hanna LLP
	1 Commerce Plaza
	Albany, NY 12260



Mr. Benjamin A. Shepherd
July 11, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE